Affinion Group, Inc.

100 Connecticut Avenue

Norwalk, CT 06850

May 12, 2008

VIA EDGAR AND FAX DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephen G. Krikorian
Accounting Branch Chief

Re:	Affinion Group, Inc.
Form 10-K For the Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 333-133895

Ladies and Gentlemen:

Set forth below is the response of Affinion Group, Inc. (the “Company”) to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 2, 2008 with respect to the Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”).

For your convenience, we have set forth below the Staff’s comments followed by the Company’s responses thereto. The terms “we,” “us,” “our,” and similar expressions in the responses set forth below refer to the Company.

1.	We note your response to prior comment 2 and the expanded disclosure you intend to include in future filings. We believe that line items on your income statement that represent cost of sales should be clearly identified as such. See Article 5-03(b)(2) of Regulation S-X. Your response indicates that “substantially all” costs, other than general and administrative costs, are costs incurred in providing these services and are therefore costs of revenue. We believe that all of these costs, including operating costs and amortization and depreciation related to cost of revenue, should be identified as such. Consider including a separate section for all cost of revenue expenses along with a subtotal or alternatively, identify each line item as a cost of revenue, for example, “cost of revenue – marketing and commissions.”

The Company respectfully submits that it will comply with the Staff’s comments and in future filings it will revise its presentation of the statement of operations to identify costs and expenses applicable to sales and revenues, specifically cost of revenues, in

United States Securities and Exchange Commission

May 12, 2008

accordance with Article 5-03(b)(2) of Regulation S-X. Accordingly, the Company will present cost of revenues, which will be comprised of the Company’s marketing and commissions and the Company’s operating costs. As permitted under SAB Topic 11 B, the Company has excluded depreciation and amortization from its cost of revenues and will clearly indicated that cost of revenues excludes depreciation and amortization, which have been separately shown on the face of the statement of operations. In future filings, commencing with our Form 10-Q for the quarter ended June 30, 2008, the presentation of the Company’s statement of operations through the Income (loss) from operations line will be substantially in the format noted below:

	For the Three Months Ended			For the Six Months Ended
	June 30, 2008		June 30, 2007	June 30, 2008		June 30, 2007
Net revenues	$	xxx.x	$333.3	$	xxx.x	$653.8

Expenses:
Cost of revenues, exclusive of depreciation and amortization shown separately below:
Marketing and commissions		xxx.x	153.6		xxx.x	303.6
Operating costs		xx.x	85.6		xx.x	171.6
General and administrative		xx.x	31.2		xx.x	63.6
Depreciation and amortization		xx.x	80.3		xx.x	159.2

Total expenses		xxx.x	350.7		xxx.x	698.0

Income (loss) from operations		x.x	(17.4)		xx.x	(44.2)

The Company’s statement of operations presentation below Income (loss) from operations will remain unchanged from its current presentation.

* * *

United States Securities and Exchange Commission

May 12, 2008

Please do not hesitate to contact the undersigned at (203) 956-8836 with any questions or comments regarding any of the foregoing.

Very truly yours,

AFFINION GROUP, INC.

		By:	/s/ Thomas A. Williams
Thomas A. Williams
Chief Financial Officer

cc:	Securities and Exchange Commission
Tamara Tangen

Affinion Group, Inc.
Nathaniel J. Lipman
Brian Dick
Todd Siegel